EXHIBIT 23.5

CONSENT OF DUFF & PHELPS

Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”) hereby consents to (i) the filing of our fairness opinion dated July 9, 2021 (the “Opinion”) to the Special Committee of the Board of Directors of CBRE Acquisition Holdings, Inc. (“CBAH”) as Exhibit 23.5 to this Registration Statement on Form S-4, (ii) the references therein to Duff & Phelps and (iii) the inclusion therein of (a) the summaries of and excerpts from the Opinion, (b) the description of certain financial analyses underlying the Opinion and (c) certain terms of our engagement by the Special Committee of the CBAH Board. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Duff & Phelps, A Kroll Business

Kroll, LLC

By: /s/ Mark J. Kwilosz

Title:	Managing Director
Chicago, IL

September 23, 2021